December 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn:	Jeffrey Gabor, Celeste Murphy

Re:	Sonoma Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed November 24, 2020, as amended File No. 333-250925

Acceleration Request
Requested Date: December 22, 2020 Requested Time: 4:30 P.M. Eastern Standard Time

Dear Ms. Murphy:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Sonoma Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-3, as amended, (the “Registration Statement”) be accelerated to December 22, 2022 at 4:30 pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call me at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours, Sonoma Pharmaceuticals, Inc. /s/ Amy Trombly By: Amy Trombly Chief Executive Officer